EXHIBIT 99


INTERSHOP CEO TO RAISE OWNERSHIP STAKE WITH EURO 10 MILLION CASH INVESTMENT

Jena, Germany, March 4, 2002 - Intershop Communications AG (Nasdaq NMS: ISHPD, Neuer Markt: ISH), a leading provider of e-business software applications, today announced its CEO, Stephan Schambach, will invest approximately Euro 10 million in cash to purchase Company stock.

In a private equity placement, Intershop Communications AG will issue 8,334,000 million new Intershop Communications AG common bearer shares from authorized capital. In turn, Mr. Schambach will purchase all 8,334,000 shares at a price of Euro 1.20 per share. Pricing is based on the XETRA daily closing price at the Frankfurt Stock Exchange on March 1, 2002.

Intershop CEO Stephan Schambach stated, "I feel very confident about this investment. The drastic re-alignment of our business to current market conditions lies behind us, and I see increasing customer confidence in Intershop."

Upon completion of this transaction, Stephan Schambach will hold 8,336,500 Intershop Communications AG common bearer shares, representing 8.6% of Intershop's common stock, post transaction. Including the 12,500,000 Intershop Communications AG common bearer shares to be issued to Mr. Schambach based on a share exchange arrangement announced in January of 2002, Mr. Schambach will hold 20,836,500 Intershop Communications AG common bearer shares, or 19.1% of common stock, after these two transactions.

The Company expects the transaction will be dilutive to basic earnings per share on a consolidated group basis. Total shares outstanding following the completion of this transaction stand at 96.5 million and will be at 109.0 million after completion of the announced share exchange. Basic earnings per share for fiscal year 2001 will not be affected by the transaction.

INVESTOR RELATIONS: Klaus F. Gruendel, T: +49-40-23709-128, F: +49-40-23709-111,
k.gruendel@intershop.com,

PRESS: Heiner Schaumann, T: +49-3641-50-1000, F: +49-3641-50-1002,
h.schaumann@intershop.com


ABOUT INTERSHOP

Intershop Communications AG (Nasdaq: ISHP; Neuer Markt: ISH) is a leading provider of complete standard e-business-software solutions for global businesses who want to web-enable and centrally manage their commerce processes. The Intershop Enfinity commerce platform, combined with proven, flexible industry and cross-industry solutions, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies get higher return on investment (ROI) at a lower total cost of ownership (TCO), increasing the lifetime value of customers and partners. Intershop has more than 2,000


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customers worldwide in retail, high-tech and manufacturing, media, telecommunications and financial services. Customers including Bertelsmann, Motorola, Swarovski, Otto and BOSCH have selected Intershop's Enfinity as the foundation for their global e-commerce strategy. More information about Intershop can be found on the Web at http://www.intershop.com.


THIS NEWS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS OR THE FUTURE FINANCIAL AND OPERATIONAL PERFORMANCE OF INTERSHOP. ACTUAL EVENTS OR PERFORMANCE MAY DIFFER MATERIALLY FROM THOSE CONTAINED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES THAT COULD LEAD TO SUCH DIFFERENCE COULD INCLUDE, AMONG OTHER THINGS: INTERSHOP'S LIMITED OPERATING HISTORY, THE UNPREDICTABILITY OF FUTURE REVENUES AND EXPENSES AND POTENTIAL FLUCTUATIONS IN REVENUES AND OPERATING RESULTS, CONSUMER TRENDS, THE LEVEL OF COMPETITION, SEASONALITY, THE TIMING AND SUCCESS OF INTERNATIONAL EXPANSION EFFORTS, RISKS RELATED TO ELECTRONIC SECURITY, POSSIBLE GOVERNMENTAL REGULATION, AND THE ABILITY TO MANAGE A RAPIDLY GROWING BUSINESS. ADDITIONAL INFORMATION REGARDING FACTORS THAT POTENTIALLY COULD AFFECT INTERSHOP'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS IS INCLUDED IN INTERSHOP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THAT IN THE COMPANY'S FORM 20-F DATED JULY 2, 2001.